

Mail Stop 3628

July 21, 2009

Via Facsimile and U.S. Mail

Leon E. Roday, Esq.
Senior Vice President, General Counsel
    and Secretary
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

RE: Genworth Financial, Inc.
Schedule TO-I
Filed July 13, 2009
File No. 5-79892

Dear Mr. Roday:

        We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
General

1.   In your response letter, tell us how you distributed the Offer to Exchange document to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination is appropriate under the circumstances of this exchange offer, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. We note your disclosure throughout "if [an eligible employee] does not otherwise have access to the exchange offer website for any reason," such employee may request a paper election form from Genworth by phone or email. This statement suggests the exchange offer could be made to employees who do not routinely receive corporate communications via the Internet. Please advise.

2.   See comment 1 above. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Exchange. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?

3.   We note your disclosure on page 27, where you provide that "this exchange offer will not be made to, nor will tenders be accepted from or on behalf of eligible employees residing" in jurisdictions where you are unable to comply with that jurisdiction's laws. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer (and explain how), or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (404-881-7777)
        John B. Shannon, Esq.
        Alston & Bird LLP